Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture and Guarantee, dated as of March 30, 2012 (this “Supplemental Indenture” or “Guarantee”), among WOODWIND & BRASSWIND, INC. (the “Guarantor”), Guitar Center, Inc. (together with its successors and assigns, the “Company”), each other then-existing Guarantor under the Indenture referred to below, and The Bank of New York Mellon Trust Company, N.A., as Trustee under such Indenture.

W I T N E S S E T H:

WHEREAS, the Company, the Guarantor and the Trustee have heretofore executed and delivered an Indenture, dated as of March 2, 2011 (as amended, supplemented, waived or otherwise modified, the “Indenture”), providing for the issuance of an unlimited aggregate principal amount of 11.50% Senior Notes due 2017 of the Company (the “Notes”);

WHEREAS, Section 4.17 of the Indenture provides that the Company will cause (i) each of its Domestic Subsidiaries (other than any Unrestricted Subsidiary) that incurs any Indebtedness (subject to certain exceptions as set forth in the Indenture) and (ii) each Restricted Subsidiary (other than any Foreign Subsidiary) that guarantees any Indebtedness of the Company or the Guarantor, in each case, within 10 Business Days of such incurrence of any such Indebtedness or guarantee of such Indebtedness, to execute and deliver to the Trustee a Guarantee pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest on the Notes and all other obligations under the Indenture on the same terms and conditions as those set forth in the Indenture;

WHEREAS, pursuant to Section 9.1 of the Indenture, the Trustee and the Company are authorized to execute and deliver this Supplemental Indenture to amend the Indenture, without the consent of any Holder; and

WHEREAS, all acts and requirements necessary to make this Supplemental Indenture the legal, valid and binding obligation of each of the Company and the Guarantor have been done;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guarantor, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

Definitions

SECTION 1.1  Defined Terms.  As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined, except that the term “Holders” in this Guarantee shall refer to the term “Holders” as defined in the Indenture and the Trustee acting on behalf or for the benefit of such Holders.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Agreement to be Bound; Guarantee

SECTION 2.1  Agreement to be Bound.  The Guarantor hereby becomes party to the Indenture as Guarantor and as such shall have all of the rights and be subject to all of the obligations and agreements of a Guarantor under the Indenture.  The Guarantor agrees to be bound by all of the provisions of the Indenture applicable to a Guarantor and to perform all of the obligations and agreements of a Guarantor under the Indenture.

SECTION 2.2  Guarantee.  The Guarantor hereby fully, unconditionally and irrevocably guarantees, as primary obligor and not merely as surety, jointly and severally with each other Guarantor, to each Holder and the Trustee, the full and punctual payment when due, whether at maturity, by acceleration, by redemption or otherwise, of all obligations of the Company and/or each other Guarantor pursuant to Indenture (including without limitation Article XI).

ARTICLE III

Miscellaneous

SECTION 3.1   Notices.  All notices and other communications to the Guarantor shall be given as provided in the Indenture to the Guarantors, at their respective addresses set forth below, with a copy to the Company as provided in the Indenture for notices to the Company.

Woodwind & Brasswind, Inc.

5795 Lindero Canyon Road
Westlake Village, CA  91362

Fax: (818) 735-8833
Attention: General Counsel

SECTION 3.2   Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3   Governing Law.  This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4   Severability Clause.  In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.5   Ratification of Indenture; Supplemental Indentures Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder heretofore or hereafter authenticated and delivered shall be bound hereby.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Supplemental Indenture.

SECTION 3.6   Counterparts.  The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7   Headings.  The headings of the Articles and the sections in this Guarantee are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

SECTION 3.8  Trustee.  The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.  The recitals herein are deemed to be those of the Company and the Guarantor and not of the Trustee.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

WOODWIND & BRASSWIND, INC.,
as a Guarantor

By:		/s/ Erick Mason
	Name:	Erick Mason
	Title:	EVP

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:		/s/ Raymond Torres
Name:		Raymond Torres
Title:		Senior Associate

GUITAR CENTER, INC.

By:		/s/ Erick Mason
	Name:	Erick Mason
	Title:	EVP